UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMIANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2022

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Semiannual Report. This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A. The accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows as of June 30, 2022 and for the six months ended June 30, 2022 and June 30, 2021 are unaudited and have not been reviewed by external auditors.
Overview
Jamestown Invest 1, LLC is a Delaware limited liability company formed to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth. Possible asset classes could include mixed or single-use properties incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia Metropolitan Statistical Area as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. We may also invest in other major MSAs across the United States, which would generally have populations equal to or greater than 500,000 residents. We are externally managed by Jamestown Invest Manager, L.P. (our "Manager"), a wholly-owned subsidiary of Jamestown, L.P. (“Jamestown”), our sponsor, which operates an online investment portal at www.jamestowninvest.com.
We have offered and may in the future continue to offer up to $46,033,490 in our common shares pursuant to our Offering Circular dated September 24, 2021. As of June 30, 2022, we had raised total gross offering proceeds of $11,191,460 (including $5,501,000 in a private placement prior to the offering statement being declared “qualified,” of which $865,500 was from our sponsor). As of September 30, 2022, the Company has raised a total of $11,217,110, in capital, of which $2,000,000 is from our Sponsor. On July 12, 2022 our Manager announced its view that the Company had sufficient cash to complete the remaining portion of the business plan and therefore the Company has stopped accepting new subscriptions pursuant to the public offering effective as of such date.
Our Investments
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the “Dairies JV”) from Jamestown, our sponsor, for total consideration of $7,279,065. The Dairies JV owns a five-building office campus located in Atlanta, Georgia known as Southern Dairies. Southern Dairies has 83,000 rentable square feet and as of the date of this report, is 96% leased to 10 tenants with a weighted average remaining lease term of 7.6 years. See "Investment Objectives and Strategy - Acquired Investments" in our Offering Circular for more information.
On August 18, 2021, Jamestown, L.P. sold its 49% membership interest in JT Invest 1 Dairies, LLC (the “Dairies JV”) to JT Altera Dairies, L.P., a joint venture between a Jamestown, L.P. subsidiary and Altera Southern Dairies PA, LLC. The transaction was reviewed and approved by an independent representative prior to the closing. Jamestown, L.P. maintains a sponsor co-investment of 200,000 shares in Jamestown Invest 1, LLC, which owns the 51% controlling position in JT Invest 1 Dairies, LLC.
Liquidity and Capital Resources
Proceeds from common shares sold in the Offering have been and may in the future be, primarily used for property acquisitions and capital expenditures.
We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing and other financing transactions. Our target leverage at stabilization is 60% at the fund level and may be up to 70% on an individual investment calculated as a percentage of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis. Our Manager may from time to time modify our leverage policy in its discretion. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s Investment Committee.
The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities, including the economic conditions related to the outbreak of the COVID-19 virus. As the COVID-19 pandemic continues it is not possible to reliably estimate the length or severity of this pandemic or its short- or long-term financial impact. The Company could be materially and adversely affected by the risks, or the public perception of the risks, related to the pandemic and efforts to reduce its spread. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on future developments, including the duration and spread of the pandemic and its impact on the Company's tenants. Additionally, the impact could vary by geographic region and property type. As a result, valuations and incomes in the future may change more rapidly and significantly than under standard market conditions. These economic conditions could result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets and properties planned for development. During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses with respect to such impairment or we could experience reduced profitability. Further, our exposure to adverse general economic conditions is heightened by our use of leverage.

All of the conditions described above could materially and adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and decrease the value of an investment in us. In addition, in an extreme deterioration of economic conditions, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under our loan agreements, the lenders under such agreements will be entitled to proceed against the collateral securing such debts.
Distributions
To date, the Manager has declared quarterly cash distributions of $0.075 per share for shareholders of record as of the close of business on March 31, 2021, June 30, 2021, and on September 30, 2021 and $0.150 per share for shareholders of record as of the close of business on December 30, 2021, March 31, 2022, June 30, 2022, and September 30, 2022. We expect that dividends declared by our Manager will be made on a quarterly basis, or less frequently as determined by our Manager. Any future distributions by the Company will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow.
Redemption Plan
We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice for any reason, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.
As of June 30, 2022, our Manager has approved redemption requests for an aggregate of 6,700 shares (a redemption amount of $69,347) for eight investors under the redemption plan. Subsequent to June 30, 2022, one investor requested to cancel their redemption request for 250 shares at a redemption price of $3,356. Additionally, three investors submitted requests to redeem a total of approximately 998 shares.
Sources of Operating Revenues and Cash Flows
Refer to our Consolidated Statements of Cash Flows in our consolidated financial statements.
We expect to primarily generate operating revenues and cash flows from the operations of our real estate investments. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.
Cash Flows from Operating Assets
As of June 30, 2022, the Company owned a 51% controlling interest in a joint venture that owns a five-building office campus located in Atlanta, Georgia known as Southern Dairies.
For the six months ended June 30, 2022 and 2021, net cash provided by operating activities was $6,772 and $467,095, respectively. For the six months ended June 30, 2022 and 2021, net cash flow from operating activities decreased primarily due to the increase in the fair value of the interest rate swap, offset by increases in depreciation, amortization and the participation allocation.
Cash Flows from Investing Activities
For the six months ended June 30, 2022 and 2021, net cash used in investing activities was $2,087,446 and $360,407, respectively. For the six months ended June 30, 2022 and 2021, net cash used in investing activities increased due to an increase in leasing and capital activity at the property.
Cash Flows from Financing Activities
For the six months ended June 30, 2022 and 2021, net cash provided by financing activities was $2,860,356 and $989,769, respectively. For the six months ended June 30, 2022 and 2021, net cash provided by financing activities increased primarily due to the receipt of loan proceeds.

Results of Operations
Refer to our Consolidated Statements of Operations in our consolidated financial statements.
For the six months ended June 30, 2022 and 2021, we had net losses attributable to Jamestown Invest 1, LLC in the amounts of $41,365 and $36,645, respectively.
Based on a comparison of the six months ended June 30, 2022 and 2021, total revenues increased by $81,207 and operating expenses increased by $96,055. Nonoperating expenses decreased by $402,886, which was primarily attributable to the change in the value of the interest rate swap from 372,786 as of June 30, 2021 to 1,068,170 as of June 30, 2022.

We expect that rental income, operating and maintenance, property management fees, real estate taxes and insurance, general and administration, asset management fees, fund administrative fees, depreciation and amortization and interest expense will increase as activity increases at Southern Dairies.
Outlook and Recent Trends
During the period ended June 30, 2022, a pandemic of a novel strain of coronavirus (COVID-19) continued to impact countries around the world. Although it is not possible to reliably estimate the length or severity of this pandemic or its short- or long-term financial impact, the Company could be materially and possibly adversely affected by the risks, or the public perception of the risks, related to the recent pandemic of COVID-19 and efforts to reduce its spread. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the pandemic and its impact on the Company's tenants. For more information regarding the COVID-19 outbreak, please see "Risk Factors" in our Offering Circular.
Given the evolving nature of this unprecedented crisis, it is too early and difficult to predict the impact to the Company at this time. Still, we believe we can execute our value-add strategy over our anticipated five-to seven-year term.
For more information regarding market conditions and outlook, please see “Investment Objectives and Strategy” in our Offering Circular.
Critical Accounting Policies
See Note 2. Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.
Off-Balance Sheet Arrangements
As of June 30, 2022 and 2021, we had no off-balance sheet arrangements.
Related Party Arrangements
For further information regarding Related Party Arrangements, please see Note 6 in the accompanying consolidated financial statements below.
Recent Developments
Between July 1, 2022 and July 12, 2022, the Company issued approximately 1,853 shares at a share price of $13.84. The total shares issued in the Company's public offering were 1,102,229 shares, for total offering proceeds of $11,217,110 (including the 550,100 shares totaling $5,501,000 received in a private placement prior to the initial offering being declared effective). Subsequent to June 30, 2022, the Company received a request to cancel a redemption of 250 shares and the Company received a request to redeem an additional 998 shares. As of September 30, 2022, an approximate total of 7,448 shares have been redeemed or have been requested to be redeemed for a total of $82,778.
On July 12, 2022, our Manager announced its view that the Company had sufficient cash to complete the remaining portion of the business plan and therefore the Company has stopped accepting new subscriptions pursuant to the public offering effective as of such date.

Effective August 1, 2022, our Manager terminated that certain Dealer Manager Agreement with North Capital Private Securities Corporation dated October 3, 2018 and that certain Escrow Agreement for Contingent Securities Offering, dated as of October 18, 2019.
Item 2. Other Information
Not applicable.

Item 3. Financial Statements

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
(A LIMITED LIABILITY CORPORATION)

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	(Unaudited)	(Audited)
	June 30, 2022	December 31, 2021
Assets:
Real estate:
Land	$15,190,260	$15,190,260
Buildings and improvements	20,835,392	20,824,641
Tenant improvements	91,685	91,685
Construction in progress	1,745,779	286,023
Total real estate	37,863,116	36,392,609
Less: accumulated depreciation and amortization	(1,413,402)	(1,066,305)
Real estate, net	36,449,714	35,326,304
Cash and cash equivalents	4,216,527	3,497,466
Restricted cash	301,360	240,739
Accounts receivable	90,508	105,921
Straight-line rent receivable	315,891	8,913
Prepaid expenses and other assets	11,435	1,330
Deferred leasing costs, net	1,203,792	1,078,903
Tenant origination and in-place lease costs, net	679,612	871,979
Interest rate swap, at fair value	1,023,286	—
Total assets	$44,292,125	$41,131,555

Liabilities:
Mortgage loan payable, at fair value	$25,558,019	$23,184,757
Interest rate swap, at fair value	—	44,884
Accounts payable and accrued expenses	207,497	128,772
Accrued capital and leasing costs	—	435,544
Accrued interest expense	46,938	53,636
Tenant security deposits	301,360	240,739
Due to related parties	45,497	41,186
Below-market leases, net	823,780	968,247
Accrued distributions	168,176	160,161
Accrued redemptions	6,712	—
Accrued participation allocation	1,186,715	691,148
Deferred income	30,930	193,828
Total liabilities	28,375,624	26,142,902

Commitment and contingencies (see note 8)

Shareholders' Equity:
Shareholders' equity (1,093,679 and 1,039,072 common shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	10,424,454	10,073,299
Accumulated deficit	(1,665,106)	(1,623,741)
Noncontrolling interest	7,157,153	6,539,095
Total shareholders' equity	15,916,501	14,988,653
Total liabilities and shareholders' equity	$44,292,125	$41,131,555

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
	For the Six Months Ended June 30,
	2022	2021
Revenue:
Rental income	$1,412,977	$1,331,770
Total revenue	1,412,977	1,331,770

Expenses:
Operating and maintenance	189,794	165,255
Property management fees - related party	21,971	26,905
Real estate taxes and insurance	98,769	96,764
General and administrative	198,203	169,568
Asset management fees - related party	86,244	55,291
Fund administrative fees - related party	41,397	26,540
Total operating expenses	636,378	540,323
Net operating income	776,599	791,447

Nonoperating income (expenses):
Interest income	2,030	2,157
Depreciation and amortization	(594,653)	(506,419)
Interest expense	(301,098)	(290,353)
Change in unrealized gain (loss) on mortgage loan payable	121,212	(65,901)
Change in unrealized gain on interest rate swap	1,068,170	372,786
Change in unrealized participation allocation	(495,567)	(115,062)
Total nonoperating expenses, net	(199,906)	(602,792)

Net income	576,693	188,655

Less: Net income - noncontrolling interest	(618,058)	(225,300)

Net loss attributable to Jamestown Invest 1, LLC	$(41,365)	$(36,645)

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

For the Six Months Ended June 30, 2022
	Common Shares	Amount	Accumulated Deficit	Noncontrolling Interest	Total Shareholders' Equity
Balance at December 31, 2021	1,039,072	$10,073,299	$(1,623,741)	$6,539,095	$14,988,653
Proceeds from issuance of common shares	55,357	687,360	—	—	687,360
Redemption of common shares	(750)	(9,703)	—	—	(9,703)
Distributions	—	(326,502)	—	—	(326,502)
Net income (loss)	—	—	(41,365)	618,058	576,693
Balance at June 30, 2022	1,093,679	$10,424,454	$(1,665,106)	$7,157,153	$15,916,501

For the Six Months Ended June 30, 2021
	Common Shares	Amount	Accumulated Deficit	Noncontrolling Interest	Total Shareholders' Equity
Balance at December 31, 2020	840,810	$8,408,610	$(813,227)	$6,059,645	$13,655,028
Proceeds from issuance of common shares	104,933	1,058,900	—	—	1,058,900
Redemption of common shares	(950)	(9,446)	—	—	(9,446)
Distributions	—	(139,279)	—	—	(139,279)
Net income (loss)	—	—	(36,645)	225,300	188,655
Balance - June 30, 2021	944,793	$9,318,785	$(849,872)	$6,284,945	$14,753,858

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
	For the Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net income	$576,693	$188,655
Change in unrealized (gain) loss on mortgage loan payable	(121,212)	65,901
Change in unrealized gain on interest rate swap	(1,068,170)	(372,786)
Change in unrealized participation allocation	495,567	115,062
Depreciation	347,097	244,787
Amortization of deferred leasing costs	55,189	—
Amortization of tenant origination and in-place lease costs	192,367	261,632
Amortization of below-market leases included in rental income	(144,467)	(184,779)
Changes in assets and liabilities:
Accounts receivable	15,413	99,130
Straight-line rent receivable	(306,978)	(114,664)
Due from related party	—	104,985
Prepaid expenses and other assets	(10,105)	(8,780)
Accounts payable and accrued expenses	78,725	99,360
Accrued interest expense	(6,698)	(5,993)
Tenant security deposits	60,621	10,022
Due to related parties	5,628	43,896
Deferred income	(162,898)	(79,333)
Net cash provided by operating activities	6,772	467,095
Cash flows from investing activities:
Additions to real estate	(1,470,507)	(360,407)
Payment of leasing costs	(616,939)	—
Net cash used in investing activities	(2,087,446)	(360,407)
Cash flows from financing activities:
Proceeds from issuance of common shares	687,360	1,058,900
Redemption of common shares	(2,991)	(2,425)
Distributions	(318,487)	(66,706)
Proceeds from mortgage loan payable	2,494,474	—
Net cash provided by financing activities	2,860,356	989,769
Net increase in cash, cash equivalents and restricted cash	779,682	1,096,457
Cash, cash equivalents and restricted cash, beginning of period	$3,738,205	$1,697,048
Cash, cash equivalents and restricted cash, end of period	$4,517,887	$2,793,505

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (CONTINUED)
	For the Six Months Ended June 30,
	2022	2021
Supplemental cash flow information:
Cash paid for interest	$(307,796)	$(296,346)
Supplemental disclosure of noncash operating, investing and financing activities:
Increase in accrued distributions	$8,015	$72,573
Increase in accrued redemptions	$6,712	$7,021
Decrease in accrued capital and leasing costs	$(435,544)	$(31,974)
Increase (decrease) in accrued capital and leasing costs - related party	$(1,317)	$11,034

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2022

1.     Formation and Organization
Jamestown Invest 1, LLC (the “Company”) was formed on August 3, 2018, as a Delaware Limited Liability Company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was organized primarily to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth, including mixed or single use properties, incorporating office, retail, multifamily, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia major metropolitan area (“MSA”) as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. The Company may make its investments through majority-owned subsidiaries, minority interests or joint venture interests. Substantially all of the Company’s business is managed by Jamestown Invest Manager, L.P. (the “Manager”), a Delaware Limited Liability Company. The Company owns Jamestown Invest 1 OP, L.P. (the “Operating Partnership”), through which it acquires and holds the investments.
On October 24, 2019, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in common shares, for an initial price of $10.00 per share.
A maximum of $50,000,000 in the Company’s common shares may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of common shares. The Company sold 550,100 common shares at the initial per share price of $10.00 in a private placement prior to this offering statement being qualified by the SEC. The Offering was qualified on November 26, 2019. Between November 27, 2019 and December 31, 2019, the Company sold 20,550 common shares at a price of $10.00 per share. Between January 1, 2020 and December 31, 2020, the Company sold 244,635 and 25,525 common shares at a price of $10.00 and $10.02 per share, respectively. Between January 1, 2021 and December 31, 2021, the Company sold approximately 76,800, 40,645, 61,163 and 25,604 common shares at a price of $10.00, $10.34, $10.35 and $10.71 per share, respectively. Between January 1, 2022 and June 30, 2022, the Company sold approximately 7,305, 37,780 and 10,272 common shares at a price of $10.71, $12.36 and $13.84 per share, respectively. Between January 1, 2021 and December 31, 2021, the Company redeemed 5,950 shares for a total of $59,644. Between January 1, 2022 and June 30, 2022, the Company redeemed 750 shares for a total of $9,703 In the aggregate, Jamestown, L.P. (the "Sponsor"), the owner of the Manager, purchased 200,000 common shares at $10.00 per share between October 2019 and February 2020 for an aggregate purchase price of $2,000,000.
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the "Dairies JV") from the Sponsor for total consideration of $7,279,065. The Dairies JV owns a five-building office campus located in Atlanta, Georgia ("Southern Dairies").

2.Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
The consolidated financial statements of the Company include the accounts of the Operating Partnership and its real estate partnerships for which it has control over the major operating and financing policies. All significant intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.
Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.

Real Estate Acquisition Valuations
In accordance with Accounting Standards Codification Topic 805, Business Combinations (ASC 805), the Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under a business combination, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Under asset acquisitions, the costs of the assets acquired are allocated in proportion to their relative fair values on the date of acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred. In 2020, the acquisition of Southern Dairies met the requirements of and was accounted for as an asset acquisition (see Note 3).
The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The Company records above-market, below-market and in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods. Amortization related to below-market leases amounted to $144,467 and $184,779 for the six months ended June 30, 2022 and 2021, respectively and is included in rental income in the accompanying consolidated financial statements.
The Company estimates the value of tenant origination and in-place lease costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.
The Company amortizes the value of deferred leasing costs and tenant origination and in-place lease costs, which includes lease commissions, legal costs and in-place leases, to depreciation and amortization expense over the remaining noncancelable term of the respective lease. Amortization expense related to deferred leasing costs amounted to $55,189 and $0 for the six months ended June 30, 2022 and 2021, respectively. Amortization expense related to tenant origination and in-place lease costs amounted to $192,367 and $261,632 for the six months ended June 30, 2022 and 2021, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).
Depreciation
Depreciation of the buildings is computed on the straight-line method over an estimated useful life of 48 years. Depreciation of building improvements is computed on the straight-line method over an estimated useful life ranging from 15 - 39 years. Site improvements are depreciated on the straight-line method over an estimated useful life ranging from 10 - 15 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $347,097 and $244,787 for the six months ended June 30, 2022 and 2021, respectively. These are included in depreciation and amortization in the accompanying consolidated financial statements.
Impairment of Real Estate and Related Intangible Assets and Liabilities
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the six months ended June 30, 2022 and 2021, the Company did not record any impairment charges related to its real estate investments.
Revenue Recognition and Expenses
The majority of the Company’s revenue is earned through the lease of rental space at its underlying properties. These revenues are accounted for as leases under Accounting Standards Codification Topic 840, Leases (ASC 840). Other revenues, as a whole, are immaterial to total revenues and are accounted for as revenues from contracts with customers in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606).
The Company's primary source of revenue is income arising from lease agreements which may include base rent or reimbursements from tenants for real estate taxes, insurance, and other operating expenses.
Base rent is recognized on a straight-line basis over the terms of the related leases. As of June 30, 2022 and December 31, 2021, straight-line rent receivable was $315,891 and $8,913, respectively. The Company recognizes the reimbursement of expenses from tenants as the related expenses are incurred. Percentage rents are recognized once the thresholds are achieved and the amounts become determinable. In addition, termination fees arising from contractual agreements with tenants are considered lease modifications. The Company recognizes the income upon execution of the agreement.
Interest income is recognized on an accrual basis and recorded in the period in which it is earned.
Expenses are recognized when incurred.
COVID-19 Lease Concessions
In April 2020, the Financial Accounting Standards Board (FASB) staff issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions provided as a result of a global pandemic of a novel strain of coronavirus (COVID-19). Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). Although the original lease modification guidance in ASC 840 remains appropriate to address routine lease modifications, the Lease Modification Q&A established a different framework to account for certain lease concessions granted in response to the COVID-19 pandemic. The Lease Modification Q&A allows the Company, if certain criteria have been met, to bypass the lease by lease analysis, and instead make an accounting policy election to account for COVID-19 related lease concessions as either a lease modification or a negative variable adjustment to rental revenue. Such election is required to be applied consistently to leases with similar characteristics and similar circumstances.
The Company has elected to apply such relief and will not perform a lease by lease analysis for the lease concessions that were (1) granted as relief due to the COVID-19 pandemic and (2) result in the cash flows remaining substantially the same or less than the original contract. The Lease Modification Q&A has no material impact on the Company’s consolidated financial statements as of June 30, 2022 and December 31, 2021. However, its future impact to the Company is dependent upon the extent of lease concessions granted to tenants as a result of the COVID-19 pandemic in future periods and the elections made by the Company at the time of entering such concessions.
The Company has made the following accounting policy elections by the type of concession agreed to with the respective tenants:
Rent Deferrals – The Company will account for rent deferrals that will be paid back within 18 months of the deferral date using the receivables model as described within the Lease Modification Q&A. Under the receivables model, the Company will continue to recognize lease revenue in a manner that is unchanged from the original lease agreement and continue to recognize lease receivables and rental revenue during the deferral period.
Additionally, in light of the recent and ongoing COVID-19 pandemic, the Company is closely monitoring changes in the collectability assessment of its tenant receivables as a result of certain tenants suffering adverse financial consequences.

Cash, Cash Equivalents and Restricted Cash

	June 30, 2022	December 31, 2021
Cash and cash equivalents	$4,216,527	$3,497,466
Restricted cash	301,360	240,739
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$4,517,887	$3,738,205

The Company classifies short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.
Restricted cash consists of tenant security deposits.
Accounts Receivable
In the normal course of business, the Company extends unsecured credit to its tenants. The Company performs on-going credit evaluations of its tenants and maintains an allowance for doubtful accounts when considered necessary. Accounts receivable are generally due under normal trade terms requiring payment within 30 days from the invoice date. Unpaid accounts receivable do not bear interest.
Bad debts are provided using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding accounts receivable at the end of each period. The allowance for doubtful accounts was $0 as of June 30, 2022 and December 31, 2021.
Fair Value Measurements
From time to time the Company may purchase interest rate caps, swaps or other financial instruments. Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company may be required to measure other non-financial and financial assets and liabilities at fair value on a non-recurring basis. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:
•Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
•Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market, and significant professional judgment is used in determining the fair value assigned to such assets and liabilities.
The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
Fair value is a market‑based measure considered from the perspective of a market participant rather than an entity‑specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between the levels. There were no reclassifications between levels in 2022.

Organization, Offering and Related Costs
Organization and offering costs of the Company are being paid by the Manager. These organization and offering costs include all expenses in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company will not be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.
Share Redemptions
The Company adopted a redemption plan, whereby on a quarterly basis, shareholders may request that the Company redeem not less than 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held.
For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less the aggregate sum of distributions paid and declared but unpaid with respect to such shares, rounded down to the nearest cent.
Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the “Post-Introductory Period”), the per share redemption price will be calculated based on a declining discount to the net asset value (the “NAV”) per share in effect at the time the redemption request is made without any reduction for distributions paid or declared and rounded down to the nearest cent.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of NAV per share) Before Deduction of any Participation Allocation and Third-Party Costs (1)
Less than 90 days (Introductory Period)	100%	(2) (3)
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01 and proceeds received by investors from any redemption will be further reduced by the Participation Allocation payable to the Manager in connection with such redemption (Note 3).
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
Because the NAV per share is calculated at the end of each quarter, the redemption price for shares held at least ninety (90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.
In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non-redeemed shareholders, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1-U, as appropriate, will be filed to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT.

During the six months ended June 30, 2022, 750 shares have been redeemed for a total amount of $9,703, of which $6,712 was accrued and included in accrued redemptions in the accompanying consolidated financial statements. During 2021, 5,950 shares were redeemed for a total amount of $59,644, of which $0 was accrued. All shares redeemed were at a discount equal to 97% of the current NAV at the time of redemption.

Distributions
To date, the Manager has declared quarterly cash distributions of $0.075 per share for shareholders of record as of the close of business on March 31, 2021, June 30, 2021, and on September 30, 2021 and $0.150 per share for shareholders of record as of the close of business on December 30, 2021, March 31, 2022, June 30, 2022, and September 30, 2022. As of June 30, 2022 and December 31, 2021, dividends in the amount of $326,502 and $371,157, respectively, have been declared of which $168,176 and $160,161, were accrued and included in accrued distributions in the accompanying consolidated financial statements, respectively.
Income Taxes
The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operates as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its shareholders, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
Risks and Uncertainties
In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, and market risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company's real estate investments that results from an underlying tenant’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate investments held by the Company.
In July 2017, the Financial Conduct Authority (FCA) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. On May 3, 2021, the FCA extended the end date for the most widely used USD LIBOR indexes through June 30, 2023. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (ARRC) which identified the Secured Overnight Financing Rate (SOFR) as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. The Company is not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, the Company’s interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.
The Company has material contracts that are indexed to LIBOR and is monitoring and evaluating the related risks, which include interest expense on the mortgage loan payable and amounts received or paid on the interest rate swap. These risks arise in connection with transitioning contracts to a new alternative rate, including any resulting value transfer that may occur. The value of the mortgage loan payable and interest rate swap tied to LIBOR could also be impacted if LIBOR is limited or discontinued. For some instruments, the method of transitioning to an alternative rate may be challenging, as they may require negotiation with the respective counterparty.
If a contract is not transitioned to an alternative rate and LIBOR is discontinued, the impact to the Company is likely to vary by contract. If LIBOR is discontinued or if the methods of calculating LIBOR change from their current form, interest rates on the Company’s current or future indebtedness may be adversely affected.
While the Company expects LIBOR to be available in substantially its current form until June 2023, it is possible that LIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated and magnified.

As the COVID-19 pandemic continues it is not possible to reliably estimate the length or severity of this pandemic and hence its financial impact, the Company could be materially and possibly adversely affected by the risks, or the public perception of the risks, related to the pandemic. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on future developments, including the duration and spread of the pandemic and its impact on the Company's tenants. Additionally, the impact could vary by geographic region and property type. As a result, valuations and incomes in the future may change more rapidly and significantly than under standard market conditions.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (ASU 2016-02), establishing Accounting Standards Codification Topic 842 (ASC 842). Lessor accounting will remain substantially similar to the current accounting; however, certain refinements were made to conform the standard with ASC 606, Revenue from Contracts with Customers. ASC 842 requires all lessees to record a lease liability at lease inception, with a corresponding right of use (ROU) asset, except for short-term leases. ASC 842 was effective for the Company on January 1, 2022. The Company elected to use the practical expedient package, which allows the Company not to reassess prior conclusions about lease identification, lease classification, and initial direct costs. The Company does not expect any material adjustments to the opening balance of accumulated deficit upon adoption given the nature of the impacts and the other transition practical expedients elected by the Company. For leases with a term of 12 months or less, the Company will make an accounting policy election by class of underlying asset to not recognize lease liabilities and ROU assets.

For leases where the Company is the lessor, the Company expects that accounting for lease components will be largely unchanged from existing GAAP; the Company plans to elect the practical expedient to not separate non-lease components from lease components. The Company will account for these line items as a single combined lease component, rental revenue, on the basis of the lease component being the predominant component in the contract. The Company elected to use the practical expedient in transition to not re-evaluate costs that were previously capitalized, including leasing legal costs, under ASC 840.

In addition, ASC 842 establishes a new methodology for assessing the collectability of accounts receivable, whereby it must be concluded that it is probable that substantially all of the receivable will be collected, if not the Company must fully reserve the accounts receivable balance. The Company is currently evaluating the impact of this change.
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (ASU 2016-13), establishing Accounting Standards Codification Topic 326 (ASC 326). ASC 326 requires entities to estimate a lifetime expected credit loss for most financial assets, including (i) trade and other receivables, (ii) other long-term financings including available for sale and held-to-maturity debt securities and (iii) loans. Subsequently, the FASB issued Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which amends the scope of ASU 2016-13 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with the leases standard (ASC 842). ASC 326 will be effective January 1, 2023. Management is currently evaluating the impact of adopting this new accounting standards update on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or other reference rates expected to be discontinued because of reference rate reform. ASU 2020-04 is effective as of March 12, 2020 through December 31, 2022. The Company has not yet adopted any of the optional expedients or exceptions as of June 30, 2022. Management is currently evaluating the possible adoption of any such expedients or exceptions during the effective period as circumstances evolve.

3.    Real Estate
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC ("Southern Dairies") from the Sponsor. Southern Dairies is a five-building office campus located in Atlanta, Georgia with 83,000 rentable square feet.

The table below shows asset acquisition detail:

Land	$15,190,260
Buildings and improvements	19,029,846
Construction in process	31,386
Tenant origination and in-place lease costs	2,491,174
Below market leases	(1,983,447)
$34,759,219

As of June 30, 2022 and 2021, Southern Dairies was approximately 100% and 74% leased, respectively, by tenants whose leases expire on various dates between 2023 and 2035. For the six months ended June 30, 2022, three tenants accounted for 20%, 18% and 16% of the annualized base rents of Southern Dairies. These leases for these three tenants expire in 2029.
As of June 30, 2022, the future minimum contractual rental income from the Company's real estate investment under its noncancelable operating leases was as follows:

Amounts Due
July 1, 2022 through December 31, 2022	1,501,670
2023	2,324,110
2024	2,379,928
2025	2,649,076
2026	2,672,914
2027	2,594,304
Thereafter	10,587,763
Total	$24,709,765
Intangibles

As of June 30, 2022, the Company's intangibles were as follows:

	Tenant Origination and In-Place Lease Costs	Below-Market Leases
Cost	$2,491,174	$(1,983,447)
Accumulated amortization	(1,811,562)	1,159,667
Net amount	$679,612	$(823,780)

As of December 31, 2021, the Company's intangibles were as follows:

	Tenant Origination and In-Place Lease Costs	Below-Market Leases
Cost	$2,491,174	$(1,983,447)
Accumulated amortization	(1,619,195)	1,015,200
Net amount	$871,979	$(968,247)

The remaining unamortized balance of the outstanding intangible assets and liabilities as of June 30, 2022 is estimated to be amortized as follows:

	Tenant Origination and In-Place Lease Costs	Below-Market Leases
July 1, 2022 through December 31, 2022	(195,556)	146,862
2023	(275,164)	241,543
2024	(67,393)	104,656
2025	(67,393)	104,656
2026	(22,802)	69,558
2027	(22,802)	69,558
Thereafter	(28,502)	86,947
Total	$(679,612)	$823,780

4.    Mortgage Loan Payable
On March 12, 2020, Southern Dairies obtained a $25,817,000 mortgage loan, secured by the real estate, and received initial proceeds in the amount of $21,240,000. The remaining balance of the loan proceeds, in the amount of $4,577,000, may be advanced from time to time as reimbursement for certain leasing costs, upon satisfaction of the requirements stated in the mortgage loan agreement. As of June 30, 2022 and December 31, 2021, the outstanding principal balance was $25,817,000 and $23,322,526, respectively. The loan matures March 12, 2025 and bears interest at a variable rate based on one-month LIBOR (1.79% as of June 30, 2022) plus 1.55%, adjusted periodically in accordance with the loan agreement. Interest only payments are due on a monthly basis through the maturity date. The loan may be prepaid at any time without penalty.
For the six months ended June 30, 2022 and 2021, the Company incurred interest expense related to the mortgage loan payable of $230,432 and $183,569, respectively.
The fair value of the mortgage loan payable is determined by discounting the difference between the contractual loan payments and estimated market loan payments at an equity discount rate based on asset appraisals that reflect how a typical third-party investor would value the cash flows. Market loan payments are derived from overall market lending rates, debt origination and assumption transactions in the market, and property specific factors, including loan to value and cap rate changes. The Company's mortgage loan payable is classified within Level 3 of the valuation hierarchy.
The following table presents additional information about the Level 3 liability measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2021:

Mortgage Loan Payable
Balance - December 31, 2020	$(21,988,134)
Proceeds from mortgage loan payable	(1,110,396)
Change in unrealized gain	(86,227)
Balance - December 31, 2021	$(23,184,757)
Proceeds from mortgage loan payable	(2,494,474)
Change in unrealized gain	121,212
Balance - June 30, 2022	$(25,558,019)

The significant unobservable inputs used in the fair value measurement of the Company’s mortgage loan payable are the selection of certain market interest rates and implied equity discount rates. Management reviews the valuation of the mortgage loan payable quarterly. The difference in the calculated fair value and the balance outstanding is the market valuation adjustment. As of June 30, 2022, the mortgage loan payable balance and the fair value of the mortgage loan payable were $25,817,000 and $25,558,019, respectively. As of June 30, 2022, the market interest rate and implied equity discount rate was assumed to be 4.15% and 7.19%, respectively. As of December 31, 2021, the mortgage loan payable balance and the fair value of the mortgage loan payable were $23,322,526 and $23,184,757, respectively. As of December 31, 2021, the market interest rate and implied equity discount rate was assumed to be 2.08% and 10.03%, respectively.
The Company is subject to certain financial and nonfinancial covenants under the mortgage loan. As of June 30, 2022, the Company was in compliance with all covenants.

5.    Derivative Instrument
The fair value of the interest rate swap is based on the notional, payment frequency, day count fraction, fixed and floating rates, and other factors, including the credit strength of both counterparties. The present value of expected cash flow differences is calculated based on prevailing market and contractual interest rates and credit spreads. The valuations are performed by an independent appraiser consistent with market standards for valuing derivatives. Management reviews the valuation of the interest rate swap quarterly. The Company's derivative instrument is classified within Level 2 of the valuation hierarchy.
To limit the Company's exposure to interest rate fluctuations on the mortgage loan payable, the Company has entered into an interest rate swap agreement. The interest rate swap agreement fixed the one-month LIBOR portion of the interest rate at a total all-in-rate of 2.683% and a notional amount of $21,240,000. The agreement expires on March 3, 2025. For the six months ended June 30, 2022 and 2021, the Company incurred $70,666 and $106,784, respectively in interest expense related to the derivative, which is included as a component of interest expense in the accompanying consolidated financial statements.
In accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities, the Company has not designated the interest rate swap as a cash flow hedge. Accordingly, the Company recognizes any changes in fair value as a component of realized and unrealized gains (losses) in the accompanying consolidated financial statements. For the six months ended June 30, 2022 and 2021, the total change in unrealized gain on the interest rate swap was $1,068,170 and $372,786, respectively.

6.    Related Party Arrangements
Jamestown Investment Manager, L.P.
Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.
The Manager is entitled to a quarterly asset management fee equal to 1.25% per annum, based on NAV at the end of the prior quarter. For the six months ended June 30, 2022 and 2021, the Company incurred an asset management fee of $86,244 and $55,291, respectively.
The Manager is entitled to a quarterly fund administration fee equal to 0.60% per annum, based on NAV at the end of the prior quarter, in part to reimburse the Manager for certain costs. For the six months ended June 30, 2022 and 2021, the Company incurred a fund administration fee of $41,397 and $26,540, respectively.

The Company will reimburse the Manager and any third party for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not the Company ultimately acquires or originates the investment.
The Manager may retain one or more of its affiliates (Affiliate) to perform services for the Company’s real estate investments, including property management, leasing, construction management, sustainability consulting, creative and marketing services, architecture, legal and tax services.
An Affiliate serves as the property management company for Southern Dairies and is entitled to receive a monthly management fee and cost reimbursements, as defined by the property management agreement. For the six months ended June 30, 2022 and 2021, the Affiliate received property management fees of $21,971 and $26,905, respectively and cost reimbursements totaling approximately $43,000 and $41,050, respectively, of which $24,555 remained payable as of June 30, 2022 and is included in due to related parties in the accompanying consolidated financial statements.
The following amounts are either capitalized into the cost basis of the real estate or included in operating and maintenance and general and administrative expenses in the accompanying consolidated financial statements.
•An Affiliate receives construction management and development fees and cost reimbursements in connection with building or tenant improvements. For the six months ended June 30, 2022 and 2021, the Affiliate received construction management and development fees and cost reimbursements, including expenses related to employee time and travel, totaling approximately $13,900 and $47,900, respectively.
•An Affiliate provides legal services for certain real estate investments and the Partnership. For the six months ended June 30, 2022 and 2021, the Affiliate received cost reimbursements, including expenses related to employee time and travel, totaling approximately $4,000 and $2,200, respectively.
•An Affiliate provides tax services for certain real estate investments. For the six months ended June 30, 2022 and 2021, the Affiliate received cost reimbursements, including expenses related to employee time totaling approximately $0 and $700, respectively.
•An Affiliate provides services to certain real estate investments, including aesthetics evaluation, design consulting, brand development, public relations coordination, and event coordination. For the six months ended June 30, 2022 and 2021, the Affiliate received cost reimbursements, including expenses related to employee time and travel, totaling approximately $19,000 and $23,900, respectively.
•An Affiliate provides services to certain real estate investments for sustainability consulting. For the six months ended June 30, 2022 and 2021, the Affiliate received cost reimbursements, including expenses related to third party fees, employee time and travel, totaling approximately $2,500 and $3,500, respectively.
•In addition, an Affiliate was reimbursed for other administrative expenses for certain real estate investments and the Partnership. For the six months ended June 30, 2022 and 2021, the Affiliate was reimbursed approximately $9,200 and $7,500, respectively.
As of June 30, 2022, $20,942 remained payable to various affiliates related to these services and is included in due to related parties in the accompanying consolidated financial statements.

Jamestown Invest 1 OP, L.P.
The Manager, as a Special Limited Partner, will hold a performance participation interest in the Operating Partnership that entitles it to receive a performance participation allocation from the Operating Partnership (the “Participation Allocation”), payable in full upon a Liquidity Event (as defined below) or, to the extent allocable to redeemed shares, at the time of redemption.  The Participation Allocation will be equal to 20% of (i) the NAV (without reduction for any accrued Participation Allocation) as of the applicable date, increased by (ii) the aggregate capital distributions and dividends paid or accrued with respect to interests in the Operating Partnership, if any, less (iii) the aggregate initial purchase price for all interests in the Operating Partnership.  If the NAV as of the applicable date, increased by capital distributions and dividends paid or accrued, is less than $10.00 per share, no Participation Allocation will be paid.  The redemption price for any redeeming investor for any redemption of shares will be the NAV as of the redemption date (including any accrued participation allocation).  “Liquidity Event” shall mean the occurrence of a liquidity event, including but not limited to a liquidation of the Company upon the sale of all of the properties, a public listing, or a merger with a public or non-public company. As of June 30, 2022 and December 31, 2021, the Participation Allocation was $1,186,715 and $691,148, respectively and is included in Accrued Participation Allocation in the accompanying consolidated financial statements.

7.    Economic Dependency
Under various agreements, the Company has engaged or will engage Jamestown, L.P. and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, property management services, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Jamestown, L.P. and its affiliates.

8.    Commitments and Contingencies

In the normal course of business, the Company may be subject to various litigation and in some instances the amount sought may be substantial. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management based on facts known at this time, the resolution of such matters are not anticipated to have a material adverse effect on the consolidated financial position or results of operations of the Company.

9.    Subsequent Events
The Company evaluated subsequent events through September 30, 2022, which is the date the consolidated financial statements were available to be issued. Management has concluded that there were no significant events requiring recognition and/or disclosure in the consolidated financial statements other than those disclosed herein and below.
Between July 1, 2022 and July 12, 2022, the Company issued approximately 1,853 shares at a share price of $13.84. The total shares issued in the Company's public offering were 1,102,229 shares, for total offering proceeds of $11,217,110 (including the 550,100 shares totaling $5,501,000 received in a private placement prior to the initial offering being declared effective). Subsequent to June 30, 2022, the Company received a request to cancel a redemption of 250 shares and the Company received a request to redeem an additional 998 shares. As of September 30, 2022, an approximate total of 7,448 shares have been redeemed or have been requested to be redeemed for a total of $82,778.
On July 12, 2022, our Manager announced its view that the Company had sufficient cash to complete the remaining portion of the business plan and therefore the Company has stopped accepting new subscriptions pursuant to the public offering effective as of such date.
Effective August 1, 2022, our Manager terminated that certain Dealer Manager Agreement with North Capital Private Securities Corporation dated October 3, 2018 and that certain Escrow Agreement for Contingent Securities Offering, dated as of October 18, 2019.

PART III - Item 4. Exhibits

Exhibit	Description
2.1*	Certificate of Formation (Incorporated by reference to Exhibit 2.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

2.2*	Certificate of Amendment (Incorporated by reference to Exhibit 2.2 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

2.3*	Amended and Restated Operating Agreement (Incorporated by reference to Exhibit 2.3 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

4.1*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 1-K, filed April 29, 2020)

6.1*	Sub-Advisory Agreement (Incorporated by reference to Exhibit 6.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

6.2*
Membership Interest Purchase Agreement between Jamestown, L.P. and Jamestown Invest 1, OP, L.P. (Incorporated by reference to Exhibit 6.1 to the Company's Current Report on Form 1-U, filed on March 16, 2020)

6.3*
Amended and Restated Limited Liability Company Agreement of JT Invest 1 Dairies, LLC between Jamestown Invest 1 OP, L.P. and Jamestown, L.P. (Incorporated by reference to Exhibit 6.2 to the Company's Current Report on Form 1-U, filed on March 16, 2020)

8.1*	Escrow Agreement between Jamestown Invest 1, LLC and North Capital (Incorporated by reference to Exhibit 8.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

15.1*	Amended and Restated Operating Partnership Agreement (Incorporated by reference to Exhibit 15.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

15.2*	Draft offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

15.3*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

15.4*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

15.5*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

15.6*
Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (Incorporated by reference to Exhibit 15.6 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

15.7*
Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (Incorporated by reference to Exhibit 15.7 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

15.8*
Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (Incorporated by reference to Exhibit 15.8 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

15.9*
Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (Incorporated by reference to Exhibit 15.9 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

*Previously filed

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	September 30, 2022

Safe Harbor Statement
This Semiannual Report on Form 1-SA contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.